August 26, 2011

Ms. Jennifer Thompson, Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE, MS 3561

Washington, DC 20549

RE:	Publix Super Markets, Inc.
Form 10-K Filed February 28, 2011 File No. 000-00981

Dear Ms. Thompson:

This letter is in response to your letter dated August 16, 2011. We contacted you regarding an extension of the deadline for our response. As we discussed, we have decided to appeal this matter to the Office of the Chief Accountant. As agreed, we will submit our appeal to the Office of the Chief Accountant, with a copy to the Division of Corporation Finance, by September 14, 2011. We are requesting the additional time to respond because we are providing additional information and some key individuals have been unavailable due to vacations.

Sincerely,

/s/ John A. Attaway
John A. Attaway Senior Vice President, General Counsel & Secretary